[ Janus Letterhead ]

August 25, 2015

VIA EDGAR

Mr. Tony Burak

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	Janus Aspen Series (the “Registrant”) Annual Reports filed on Form N-CSR for the annual period ended December 31, 2014

Dear Mr. Burak:

On behalf of the Registrant, this letter is to respond to your comments made by telephone on July 20, 2015 related to the Registrant’s series portfolio (“Fund”) annual reports on Form N-CSR for the annual period ended December 31, 2014. The comments of the staff of the Securities and Exchange Commission (the “Staff”), as we understand them, and the Registrant’s responses to Staff comments are as follows:

1.	Staff Comment: The Staff requested that the Registrant reflect in writing all comments and responses, provide such comments and responses in an EDGAR Correspondence filing, and include a Tandy representation in the response.

Response: The Registrant acknowledges the comment and confirms that it has complied.

2.	Staff Comment: To the extent that a Fund’s investments in derivatives have a negative material effect on its performance, consider including a discussion of such derivatives in the Management Discussion of Fund Performance.

Response: The Registrant notes that the Management Discussion of Fund Performance currently directs the reader to the Derivatives Instruments section in the Notes to Financial Statements for a discussion of derivatives used by a Fund. The Registrant acknowledges the comment and will consider additional disclosure in the Management Discussion of Fund Performance section of future reports.

3.	Staff Comment: The disclosure following the performance tables states that “[a] Portfolio’s performance may be affected by risks that include those associated with nondiversification . . .” Please confirm the accuracy of this statement for all Funds except Janus Aspen Preservation Series – Growth.

Response: Although the Registrant acknowledges that all of the Funds are classified as diversified except for Janus Aspen Forty Portfolio, the Registrant does not believe that the above-referenced disclosure implies that the Funds are nondiversified. In this regard, the

Registrant notes that this disclosure states that “[e]ach Portfolio has different risks” and that “[a] Portfolio’s performance may be affected by risks that include those associated with nondiversification,” among other risks. The Registrant believes that this risk disclosure is sufficiently broad to cover the risks that may be associated with the Funds and is consistent with the content standards set forth in FINRA Rule 2210(d)(1)(D), which require member firms to ensure that communications “provide balanced treatment of risks and potential benefits.” However, the Registrant will consider whether modifications to this disclosure should be made in future reports.

4.	Staff Comment: In each Fund’s Expense Example, consider including a statement that the expenses shown do not include fees and expenses that will be applied at the separate account level or contract level.

Response: The Registrant acknowledges the comment and will consider such disclosure in future reports.

5.	Staff Comment: Confirm Janus Aspen Global Research Portfolio did not hold open derivatives at December 31, 2014.

Response: The Registrant confirms that Janus Aspen Global Research Portfolio did not hold open derivatives at December 31, 2014. Portions of the market value of certain securities were segregated for securities with extended settlement dates, and were denoted with “†” in the Fund’s Schedule of Investments and disclosed as such in the Notes to Schedule of Investments and Other Information.

6.	Staff Comment: Consider breaking out material balances contained within “Other assets” and/or “Accrued expenses and other payables” on the Funds’ Statements of Assets and Liabilities.

Response: The Registrant acknowledges the comment and will consider such disclosure in future reports.

7.	Staff Comment: In instances when a Fund does not disclose waived/reimbursed fees and/or expenses, consider disclosing only “Net Expenses” (as opposed to disclosing the same amounts as “Total Expenses” and “Net Expenses”) on the Fund’s Statement of Operations.

Response: The Registrant acknowledges the comment and will consider such disclosure in future reports.

8.	Staff Comment: In the Financial Highlights, consider including a statement that total return does not include fees and expenses that will be applied at the separate account level or contract level.

Response: The Registrant acknowledges the comment and will consider such disclosure in future reports.

9.	Staff Comment: The Notes to Financial Statements of Janus Aspen Flexible Bond Portfolio and Janus Aspen Preservation Series – Growth discuss expense waiver/reimbursement arrangements. Address the existence of expense recoupment arrangements, if any.

Response: The Registrant confirms expense recoupment arrangements did not exist for the fiscal year ended December 31, 2014 for both Janus Aspen Flexible Bond Portfolio and Janus Aspen Preservation Series – Growth.

10.	Staff Comment: The Staff noted the absence of a sensitivity analysis and reconciliation from the opening balances to the closing balances, as required by Financial Accounting Standards Board Fair Value Measurements and Disclosures (Topic 820), for Level 3 assets. Please confirm supplementally why a sensitivity analysis and reconciliation was not included, and if due to the use of a materiality threshold, please provide in your response the materiality threshold.

Response: The Registrant’s current policy is to provide a sensitivity analysis and reconciliation when investments in Level 3 assets exceed a materiality threshold of 1.00% of the Fund’s net assets as of the reporting period end. No Fund held Level 3 assets with a cumulative market value greater than 1.00% of its net assets as of the period ended December 31, 2014.

11.	Staff Comment: With regard to Janus Aspen Global Technology Portfolio and Janus Aspen Preservation Series – Growth, please confirm that there are no acquired fund fees and expenses required to be reported in the prospectus fee tables as a result of the Funds’ investments in other investment companies.

Response: For both Janus Aspen Global Technology Portfolio and Janus Aspen Preservation Series – Growth, acquired fund fees and expenses are included within “Other Expenses” in each Fund’s prospectus fee table because they are less than 0.01%. This is described in the “Additional Information About the Portfolio – Fees and Expenses” section of the Funds’ statutory prospectus.

The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the Funds’ filings. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filing reviewed by the Staff, do not foreclose the Securities and Exchange Commission or any other person from taking any action with respect to the Funds’ filings.

If you have any concerns regarding the above responses, please call me at 303-336-7494. Thank you for your assistance in this matter.

Respectfully,

/s/ Brian C. Szilagyi

Brian C. Szilagyi

Assistant Treasurer of the Registrant